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                            May 2, 2022

       Renhui Mu
       Chairman and Chief Executive Officer
       Wins Finance Holdings Inc.
       1F, Building 1B
       No. 58 Jianguo Road, Chaoyang District
       Beijing 100024, Peoples Republic of China

                                                        Re: Wins Finance
Holdings Inc.
                                                            Form 20-F for
Fiscal Year Ended June 30, 2021
                                                            Filed October 29,
2021
                                                            File No. 333-204074

       Dear Mr. Mu:

              We have reviewed your April 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 24, 2022 letter.



       Form 20-F for Fiscal Year Ended June 30, 2021

       General

   1. We note your response to comment 1. Please provide us with the proposed disclosures to be included in your
Form 20-F for the fiscal year ended June 30, 2022, specifically addressing each of the
legal and operational risks associated with China-based companies as provided in the
Division of Corporation Finance's Sample Letter to China-Based
                                                        Companies issued by the
Staff in December 2021.
 Renhui Mu
Wins Finance Holdings Inc.
May 2, 2022
Page 2
Report of Independent Registered Public Accounting Firm, page F-4

2. We note your responses to comments 2 through 4. We will evaluate the revisions made to your filing in response to these comments once you file your amended 20-F and may have further comments at that time.


      You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Ben Phippen, Staff
Accountant, at (202) 551-3697 with any other questions.



FirstName LastNameRenhui Mu                                Sincerely,
Comapany NameWins Finance Holdings Inc.
                                                           Division of
Corporation Finance
May 2, 2022 Page 2                                         Office of Finance
FirstName LastName